The Norman Law Firm PLLC

- ATTORNEYS AND COUNSELORS AT LAW -

A PROFESSIONAL LIMITED LIABILITY COMPANY

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tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

March 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

450 Fifth Street, N.W

Washington, D.C. 20549

Attn:	Gary Guttenberg

Celeste Murphy

Re: Pioneer Green Farms, Inc.

Registration Statement on Form S-1

Filed February 9, 2022

File No. 333-262600

Dear Mr. Gutterberg and Ms. Murphy:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by Pioneer Green Farms, Inc. contained in your letter dated March 8, 2022 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S-1.

Registration Statement on Form S-1 Cover Page

1.                 Please check the box indicating that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards. In this regard, we note your disclosure on page 7 that you are choosing to “opt out” of the extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies.

RESPONSE: The Company has revised the disclosure on the Cover Page, in response to the Staff’s comment.

2.                  Please revise the cover page to state the offering price of the securities. See Item 501(b)(3) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on the Cover Page, in response to the Staff’s comment.

PROSPECTUS SUMMARY

3.                  Please expand the discussion in this section. Further discussion should include the uses of hemp, distribution plan, more information about the retail stores and online platform. Please also balance the summary with general discussions of your sales history, the fact that hemp regulation is in a state of flux, and competition.

RESPONSE: The Prospectus Summary has been revised in response to the Staff’s comments and to reflect the Company’s revised distribution plan as it relates to the Company’s sale of its products. The Company’s plan is to sell its products exclusively to wholesale buyers.

4.                 You state that you purchased new farmland in Manatee County, Florida. Please state whether your operations will solely be in this location, and if you will you continue to utilize the Drymon farms as well.

RESPONSE: The Company has revised the disclosure to reflect that it will conduct operations in both locations, the Manatee County Farm and the Drymon Farm.

5.                  Please clarify who holds which permits and licenses, specifically as it relates to the hemp cultivation license in the State of Florida. On the top of page 5, you state that the company applied for the license, but in the following paragraph you state that "In April 2020, Drymon’s was granted a hemp cultivation license by the Plant Division of the Florida Department of Agriculture and Consumer Services."

RESPONSE: The Company has revised the disclosure in response to the Staff’s comments, to clarify that the hemp license is owned by Drymon Nursery but the Company has an exclusive license from Dryman to use and control such license.

6.                  You state: "To our knowledge, Pioneer could be one of only a few Florida-licensed growers planting a winter crop." Please explain how you know this. Alternatively, please remove if you have no basis for this opinion.

RESPONSE: The Company has removed this statement in response to the Staff’s comments.

7.                  You state that you had an initial crop that was harvested in the fall of 2020. Please describe the distribution of this product, for example, whether it was sold online or in your retail stores. Please describe how long it typically takes to sell your product once harvested. We note that you state on page 25 that you generated $0 in revenue in 2020.

RESPONSE: The Company has revised the disclosure in response to the Staff’s comments to reflect that the 2020 crop is being stored with an extracting facility until a minimum number of pounds of hemp flower (1500 lbs.) is reached. Then the crop goes into extraction to produce CBD oil for sale.

Risk Factors

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products..., page 9

8.                  On page 9, you state: "We rely on a combination of trademarks, copyrights, trade secrets and similar intellectual property rights to protect our brand and branded products." However, later, on page 31 you state: "The Company holds no trademarks or patents, nor at this time, has any patent pending." Please reconcile these two statements.

RESPONSE: The Company has revised the disclosure on Page 9, in response to the Staff’s comments.

Description of Business, page 28

9.                 You state that in "2019, Pioneer Green Farms started to build a farming infrastructure near Sarasota, Florida, to grow hemp in Florida as a way to diversify the Company’s hemp cultivation." Please clarify if this is different from your partnership with Drymon farms.

RESPONSE: The Company has revised the disclosure on Page 28, in response to the Staff’s comment to show that this is the partnership with Drymon farm and not anything different.

10.               You state earlier that there are currently 3500 CBD plants outdoors in the Drymon farms. Further, on page 29 you state: "In January 2022, the Company completed the purchase of over five (5) acres of farmland in Manatee County, Florida. The Company intends to expand its operations by building at least six (6) more greenhouses and planting over six thousand (6,000) outdoor hemp plants. The Company expects that this new location will generate more than twice the oils as the Drymon location."

Please explain how 6,000 outdoor hemp plants will yield twice the amount of oil than is currently being generated at the Drymon location where there are 3,500 plants.

RESPONSE: The Company has revised the disclosure in response to the Staff’s comments to correct the error in the number of outdoor plants expected to be yielded from 6,000 to 8,000 plants; which is expected to yield twice the amount of oil than the Drymon farm.

Existing Products, page 29

11.                Please explain the term "Spectrum Hemp CBD Infused products" and how that is different than the products you are producing.

RESPONSE: The Company has revised the disclosure on page 29, in response to the Staff’s comment.

Description of Business Existing Products, page 30

12.               You state on page 30 that the company does sell pet products such as a companion spray, a companion wash, CBD infused dog treats and CBD Tinctures for dogs. However, on page 32, when discussing government regulations and the "Limits of the AIA," specifically section C "Hemp-derived CBD remains subject to FDA regulatory authority," you state that "The AIA expressly preserves the FDA’s authority over “hemp” that is intended to be used as a drug, device, cosmetic, food (including animal food), dietary supplement, or tobacco product." Please explain how the Company’s CBD Products Are Not Subject to the Controlled Substances Act, if the dog treats you sell do seem to be regulated by the FDA.

RESPONSE: The Company has revised the disclosure on page 30, in response to the Staff’s comment to reflect the Company’s revised plan of distribution as selling wholesale and to remove the selling of pet and other retail products.

Executive Compensation, page 36

13.                Please update your disclosure in this section for your last completed fiscal year. Refer to Item 401(m) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 36, in response to the Staff’s comment.

Shares Offered by the Selling Shareholders, page 42

14.                Please disclose the identity of the Selling Shareholders selling the 666,000 shares. Refer to Item 507 of Regulation S-K

RESPONSE: The Company has revised the disclosure on page 42, in response to the Staff’s comment.

Financial Statements

Statements of Operations, page F-3

15.               Please present basic earnings per share, as well as the weighted average number of common shares outstanding, on the face of the statement of operations in compliance with ASC 260-10-45, Earnings Per Share.

RESPONSE: In June 2021, the Company converted from a limited liability company to a C corporation.  EPS for September 30, 2021 was calculated from that date, or the date of issuance, if later.  No EPS calculation was made or disclosed for September 2020, December 2020 and December 2019.

Report of Independent Registered Public Accounting Firm, page F-13

16.                We note your auditor included an explanatory paragraph for substantial doubt about the company's ability to continue as a going concern. If such a paragraph is included in their audit report for the year ended December 31, 2021, it should be presented immediately following their opinion paragraph. See paragraphs 12 and 13 of PCAOB AS 2415.

RESPONSE: The Company has revised the disclosure on page F-13, in response to the Staff’s comment.

General

17.                Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company will provide the Prospectus contained in the Form S-1 to potential investors. No other supplemental written communications will be provided.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

Pioneer Green Farms Inc.

By:	/s/ Michael Donaghy
Michael Donaghy, Chief Executive Oﬃcer